                                                                    EXHIBIT 99.2


Director Compensation

--------------------------------------------------------------------------------
     Annual Retainer Fees

     Each January, non-employee directors receive an annual retainer of 2,000 shares of Common Stock.

--------------------------------------------------------------------------------
     Meeting Fees

     Non-employee directors also receive a fee of $1,000 for attending each Board meeting, each committee meeting, and each other meeting they are requested by the Company to attend. In addition, for each committee meeting at which such person chairs, the chair of the Nominating Committee receives an additional $250, the chair of the Employee Funds Investment Committee receives an additional $500, and the chairs of the Audit Committee and the Compensation and Benefits Committee each receive an additional $5,000 per year or $500 per meeting, whichever is greater. All directors are reimbursed for expenses incurred in attending Board and committee meetings.

--------------------------------------------------------------------------------
     Deferred Compensation Plan for Non-Employee Directors

     The deferred compensation plan permits non-employee directors to defer all or a portion of their annual retainers and meeting fees, whether paid in cash or shares of Common Stock. Participants elect to have their deferred compensation credited with hypothetical dividends based on a right to receive shares of Common Stock at the closing market price on the New York Stock Exchange on the date such participant would have received such compensation had a deferral election not then been in effect ("phantom stock"), or with hypothetical earnings based on a right to receive the cash value of an investment of a participant's deferred compensation into a specific investment fund. Compensation paid in shares of Common Stock is credited solely with hypothetical dividends based on phantom stock. Distributions will be made to participants upon termination of their directorship or thereafter.

     The deferred compensation plan also contains the present value of the benefits previously accrued under the Retirement Plan for Non-Employee Directors before its merger with the deferred compensation plan on June 30, 1998.

--------------------------------------------------------------------------------
     Stock Plan for Non-Employee Directors

     On the first business day of each January, each non-employee director is granted an option to purchase 2,000 shares of Common Stock at not less than 100% of the fair market value on the date of the grant. Each stock option granted expires no later than ten years after the date of grant. Before the stock option becomes vested and exercisable, a director may be required to complete a period of service as a member of the Board following the date of the grant.

     Each non-employee director also is awarded an annual retainer of 2,000 shares of Common Stock (see page 11). In addition, an individual who is elected or appointed to be a director for the first time on or after April 1, 1998, will receive a one-time award of 12,500 shares of restricted stock. The restrictions will lapse in 20% increments over a 5-year period from the award date. The restrictions also lapse if the director terminates from the Board because of death, disability, or retirement, or if there is a change of control, as defined in the stock plan. The director will be entitled to receive dividends attributed to the shares of restricted stock and to vote such shares.

--------------------------------------------------------------------------------
     Stock Ownership Policy

     In 1998, the Board of Directors revised its stock ownership policy. Under the revised policy, directors are required to own, and to continue to own while a member of the Board, at least 6,000 shares of Common Stock by the later of January 1, 2004, or the 5th anniversary of the date such director became a member of the Board. Phantom stock credited to directors' accounts under the Deferred Compensation Plan for Non-Employee Directors will be considered for purposes of determining whether the ownership goals have been attained.

--------------------------------------------------------------------------------
     Retirement Policy

     The Board of Directors has a retirement policy establishing a retirement age of 70 for non-employee directors and 65 for employee directors. Case-by-case exceptions may be made for employee directors pursuant to the terms of the Retirement Plan for Salaried Employees. Such an exception was made for Mr. Ward in 1996 by approving an employment contract that expires after he attains age 65. The policy further provides that non-employee directors shall not be nominated, appointed, or elected to serve for a term commencing after attaining retirement age, unless the retirement of any such director would cause the total number of non-employee directors to be eight or less. In that case, any such director who reaches retirement age at the date of any annual meeting may continue to serve beyond retirement age or may be nominated and elected to another three-year term. Directors who reach retirement age while serving terms as directors may continue to serve until the first annual meeting following their attaining retirement age.

--------------------------------------------------------------------------------
     Retirement Plan for Non-Employee Directors

     Effective June 30, 1998, the retirement plan was eliminated by merging it with, and the present value of the liability of benefits accrued were transferred to, the Deferred Compensation Plan for Non-Employee Directors.

--------------------------------------------------------------------------------

                             EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

     Compensation and Benefits Committee Report

     The following report reflects the compensation philosophy and pay determinations for the Chief Executive Officer and other executive officers made by the Compensation and Benefits Committee for 1998.

--------------------------------------------------------------------------------
     Compensation Philosophy and Methodology

     The Company's executive compensation program was adopted by the Compensation and Benefits Committee in 1996. The program's overall objectives are to attract and retain the best executive talent, to focus executive behavior on achieving the Company's annual and long-term business objectives, to link executive and shareholder interest through equity-based plans, and to provide a compensation package that rewards financial and individual performance.

     The Company retains a compensation consultant to review annually and advise the Compensation and Benefits Committee on the Company's executive compensation program. The consultant's review provides an ongoing evaluation of the link between the Company's performance and its executive compensation program as compared with the performance and executive compensation programs of other companies that compete with the Company for executive talent. These competitors include some of the same companies represented in the Cumulative Shareholder Return graph on page 21, as well as other companies similar in size to the Company.

     For 1998, the Company's compensation strategy for the key executive group, other than the Chief Executive Officer, provided total compensation (including salary, bonus, stock options, and performance-based restricted stock with deferred cash incentive awards) that was targeted between the 50th percentile and the 75th percentile of the compensation packages of comparable companies. These targets were designed to provide meaningful rewards for superior performance.

     In assessing the performance of the Chief Executive Officer and determining his 1998 compensation, as well as reviewing and approving the Chief Executive Officer's recommendations for the 1998 performance of other senior management, the Compensation and Benefits Committee considered:

     1. the individual performance of the Chief Executive Officer and other senior management;

     2. the level of responsibility and contribution of those individuals to the Company's performance;

     3. the Company's performance based on both annual and long-term business goals and strategies; and

     4. the need to attract and retain key personnel by providing total compensation opportunities that are competitive.

     The Compensation and Benefits Committee determines the appropriate compensation package for each senior executive in light of the foregoing considerations, not based on a rigid formula or specific weightings.

--------------------------------------------------------------------------------
     Compensation Components

     As discussed in greater detail below, the executive compensation program consists of three components:

     1. base salary;

     2. annual bonus; and

     3. long-term incentive compensation.

     The total annual cash compensation paid to senior management, excluding the Chief Executive Officer, is targeted in the upper quartile of the Company's competitors and thus combines current above average bonus opportunities with fully competitive base salaries.

--------------------------------------------------------------------------------
     Base Salary

     The base salaries for senior management, excluding the Chief Executive Officer, are generally targeted to range between the median and 75th percentile of the Company's competitors.

--------------------------------------------------------------------------------
     Annual Bonuses

     Under the Annual Incentive Plan, the bonus awards made to the Named Executives and other senior management as a group are granted from an annually-determined incentive pool. The incentive bonus pool equals 1.5% of Income Before Income Taxes and Minority Interest (reflected in the Company's Consolidated Statement of Operations in its Annual Report), as adjusted for special items. The Compensation and Benefits Committee reviews the Company's objectives and the executives' objectives, which are presented by the Chief Executive Officer, at the beginning of the year. At the end of the year, the Compensation and Benefits Committee grants awards to the executives based on Company, business unit, and individual performance compared to established objectives, as well as recommendations of the Chief Executive Officer. For the Named Executives, the awards are limited to a fixed share of the pool and may be reduced but not increased at the discretion of the Compensation and Benefits Committee. For 1998 performance payout consideration, the Compensation and Benefits Committee utilized a portion of the earned bonus pool funds from previous years that had not been paid out.

--------------------------------------------------------------------------------

     Long-Term Incentive Compensation

     The Company's long-term incentive program provides incentives to the Company's executive officers and key employees through a combination of stock options, restricted stock, and performance-based restricted stock. The program has the following components:

     1. Management Incentive Program:   Grants of stock options and restricted
        stock under the management incentive program are designed to link the interests of key employees (217 in 1998) with those of the shareholders.

        Stock options are granted with an exercise price equal to the fair market value of the Common Stock on the date of grant and vest at such time as determined by the Compensation and Benefits Committee when the grant is made. Grants of stock options promote the creation of shareholder value since no benefit is realized unless stock price appreciation occurs.

        No shares of restricted stock may be sold, assigned, transferred, pledged or otherwise encumbered until the restrictions lapse. Restrictions lapse for 25% of the shares on each anniversary of the date of award, subject to continued employment with the Company. Restrictions automatically lapse in whole upon retirement, death or total disability, or upon a change of control of the Company (as such terms are defined in the management incentive program).

     2. Key Executive Long-Term Incentive Plan:   The long-term incentive plan
        provides for awards of restricted stock to enhance the long-term performance of the Company by rewarding executives for the sustained creation of incremental value for shareholders and to attract and retain high quality management talent. As with the Management Incentive Program, shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered until the restrictions lapse. The restrictions lapse in whole on the tenth anniversary of the award date, subject to continued employment with the Company, or sooner, in whole or in part, upon the achievement of certain Company performance-based criteria which are specified in the long-term incentive plan. Restrictions automatically lapse in whole upon retirement, death, disability or involuntary termination of service without cause, or upon a change of control of the Company (as such terms are defined in the long-term incentive plan).

     In 1998, the Compensation and Benefits Committee awarded stock options and restricted stock to individuals based on an assessment of competitive market data and the pay strategy adopted in 1996, and based upon recommendations of the Chief Executive Officer, as well as the Compensation and Benefits Committee's assessment of individual and, if applicable, business unit performance.

--------------------------------------------------------------------------------
     Stock Ownership Requirements

     Cymax policy, adopted in 1995, requires that the Company's Chief Executive Officer own Common Stock with a value equal to five times his annual base salary and that the Named

Executives own Common Stock with a value equal to three times their respective base salaries. The required stock ownership levels must be achieved within five years.

--------------------------------------------------------------------------------
     Compensation of Chairman, President, and Chief Executive Officer

     During 1998, under the direction of Milton H. Ward, the Company achieved record low operating costs and continued to reduce debt. Efforts such as Quest 21, the continuous improvement process program implemented in 1997, and its Coal Management Planning Process have been key factors in helping the Company achieve cost savings and productivity improvements of approximately $150 million. Also, the Company reduced debt and obligations by nearly $1 billion. Highlighted below are several significant accomplishments achieved by the Company under Mr. Ward's leadership during 1998.

     Metals.  Despite significant business challenges presented by the commodity
     ------
markets, record low copper cash costs of 56c per pound were achieved during the year. Over the last 2 years, the Company has been able to achieve reductions in its copper cash costs of over 20%. Numerous records for productivity and low costs were achieved at most operations in 1998.

     Coal.  The Company's coal division achieved its primary objective by
     ----
generating $195 million of cash flow during 1998. Improvements were made in efficiencies, cost control, supplier alliances, and inventory management. These efforts allowed the Company to increase productivity by approximately 14% during 1998 and lower costs at most of its operations.

     Other.  Corporate expenses were reduced $21 million, or 35%; and gross
     -----
interest expenses were reduced $40 million, or 19%.

     Transactions.  The Company engaged in three significant strategic
     ------------
transactions during 1998 thereby allowing it to reduce debt, continue to strengthen its financial position, and support growth opportunities in the Company's core businesses.

     1. In June, Amax Gold Inc. combined with Kinross Gold Corporation. The Company held 59% of the stock of Amax Gold Inc. Following the combination, the Company held 31% of Kinross Gold Corporation stock and reduced its interest expense by approximately $28 million per year and eliminated approximately $500 million in long-term obligations.

     2. In late June, the Company successfully completed the sale of 11 Appalachian and Midwestern coal properties, for approximately $300 million in value.

     3. In October, the Company successfully sold its lithium operations for $305 million.

     A substantial portion of Mr. Ward's compensation is determined pursuant to the terms of his 1996 employment contract with the Company. The contract primarily serves to reward Mr. Ward for his accomplishments and encourage him to implement strategies that enable the ongoing success of the Company. It has been designed to connect Mr. Ward's future financial rewards with the creation of shareholder value. For a description of this contract and Mr. Ward's other employment contracts, see page 20.

     The Compensation and Benefits Committee has reviewed the Company's performance for 1998 and Mr. Ward's leadership role in attaining the achievements highlighted above, as well as the other criteria described in the compensation philosophy and methodology section on page 13, and has determined that the compensation awarded to Mr. Ward in 1998 was appropriate.

--------------------------------------------------------------------------------
     Employee Remuneration in Excess of $1 Million

     Under Section 162(m) of the Internal Revenue Code, federal income tax deductions taken by publicly-traded companies may be limited to the extent total compensation (including base salary, annual bonus, restricted stock awards, stock option exercises, and non-qualified benefits) for certain executive officers exceeds $1 million in any year. The deduction limit does not apply to payments which qualify as "performance based." To qualify as "performance based," compensation payments must be made from a plan that is administered by a committee of outside directors and must be based on achieving objective performance goals. In addition, the material terms of the plan must be disclosed to and approved by shareholders, and the committee must certify that the performance goals were achieved before payments can be awarded. In order to qualify future payments under the Annual

Incentive Plan as "performance based," the Company obtained shareholder approval of the Annual Incentive Plan in May 1996.

     The Compensation and Benefits Committee generally intends to administer the Company's compensation programs so that the total compensation paid to any employee will not exceed $1 million in any year, except for compensation payments in excess of $1 million which qualify as "performance-based compensation" or which are exempt for other reasons. In 1998, the Company paid Mr. Ward total compensation in excess of $1 million in recognition of the Company's outstanding performance under his leadership. If the objectives of its executive compensation program so require, the Company may pay compensation in excess of $1 million to its other executives. Any compensation in excess of $1 million would not be deductible.

                                    Billie B. Turner, Chairman
                                    George S. Ansell
                                    Thomas V. Falkie
                                    Ann Maynard Gray
                                    Theodore M. Solso


--------------------------------------------------------------------------------

     Compensation Tables

     The following tables set forth information for the years indicated concerning the compensation of the Chairman, President, and Chief Executive Officer and each of the Named Executives.

------------------------------------------------------------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
                                                                                             Long-Term
                                                  Annual Compensation                   Compensation Awards
                                      -------------------------------------------   ---------------------------
                                                                                      Restricted    Securities
              Name and                                             Other Annual         Stock       Underlying        All Other
         Principal Position     Year   Salary ($)   Bonus ($)    Compensation ($)    Award ($)(1)   Options (#)  Compensation ($)(2)
-----------------------------  ------ ------------ ----------   -----------------   -------------   -----------  -------------------
Milton H. Ward                  1998  1,133,524(3)    975,000            10,001(4)   1,456,275         425,000             3,305
Chairman, President, and        1997    840,410(3)  1,300,000            21,232(4)   1,168,750         100,000             3,828
Chief Executive Officer         1996    708,000(3)  1,200,000             2,312(4)   1,321,875       1,150,000             3,879

Gerald J. Malys                 1998    395,000       162,938             2,873(4)     482,543         126,250             3,316
Senior Vice President and       1997    370,000       230,000             1,355(4)     331,925          42,600             3,796
Chief Financial Officer         1996    340,000       200,000            29,957(4)     375,413          42,700             3,851

Jeffrey G. Clevenger            1998    390,000       160,875                --        436,886         127,500             3,316
Executive                       1997    330,000       215,000            16,006(4)     268,813          34,600             3,791
Vice President                  1996    310,000       185,000               257(4)     317,250          40,000             3,848

Garold R. Spindler              1998    390,000       160,875                --        405,761         122,500             3,368
Executive                       1997    312,000       170,000               719(4)     259,463          33,500             3,952
Vice President                  1996    300,000       120,000             1,055(4)     222,075          27,900             3,842

Philip C. Wolf                  1998    300,000       123,750                --        294,710          81,750             3,487
Senior Vice President,          1997    275,000       165,000                 0        198,688          25,400             3,809
General Counsel, and Secretary  1996    260,000       150,000             1,854(4)     245,869          25,100             3,871

______________
(1) Restricted stock awards were made to Mr. Ward in January 1998 and October 1998 and to the Named Executive in January 1998 and August 1998. Amounts shown in the table reflect the fair market value of the stock on the date of the award. The actual value an executive may realize will depend upon the amount of the stock on which restrictions lapse and the value realized, which may be greater or less than this amount. The aggregate restricted holdings of the Chief Executive Officer and the Named Executives was 589,820 shares with a fair market value of $5,898,200 based on the closing price of Common Stock of $10.00 per share on December 31, 1998. Such holdings include $3,000,000 (300,000 shares) for Mr. Ward; $934,750 (93,475 shares) for Mr. Malys; $827,100 (82,710 shares) for Mr. Clevenger; $556,500 (55,650 shares) for Mr. Spindler; and $579,850 (57,985 shares) for Mr. Wolf. The awards made in 1996, 1997, and January 1998 were made under the Key Executive Long-Term Incentive Plan (see page 15). The awards made in August and October 1998 were made under the Management Incentive Program (see page 15). Regular dividends are paid on all restricted stock awards.
(2) The amounts shown are the employer contributions to the employee savings plan. For 1998, the maximum recognizable compensation for purposes of calculating employer contributions was $160,000 per employee based on Internal Revenue Service regulations.
(3) Does not include $166,476 reimbursed to Cymax by Amax Gold Inc. for Mr. Ward's salary and benefits for services he provided to Amax Gold Inc. during 1998, $309,590 reimbursed during 1997, or $292,000 reimbursed during 1996.
(4)  Gross up tax payment for certain benefits received by officers.

--------------------------------------------------------------------------------

                             Option Grants in 1998

                                                    Individual Grants
                       --------------------------------------------------------------------------
                          Number of
                          Securities    % of Total
                          Underlying     Options    Exercise or                       Grant Date
                           Options      Granted to   Base Price      Expiration        Present
         Name           Granted (#)(1)  Employees    ($/Share)          Date         Value ($)(2)
------------------     ---------------  ----------  ------------    --------------   ------------
Milton H. Ward             225,000           11.61       13.563   October 21, 2008     489,375
                           200,000           10.32      15.5625    January 2, 2008     580,560
Gerald J. Malys             71,250            3.68       11.469    August 20, 2008     125,557
                            55,000            2.84      15.5625    January 2, 2008     159,654
Jeffrey G. Clevenger        82,500            4.26       11.469    August 20, 2008     145,382
                            45,000            2.32      15.5625    January 2, 2008     130,626
Garold R. Spindler          82,500            4.26       11.469    August 20, 2008     145,382
                            40,000            2.06      15.5625    January 2, 2008     116,112
Philip C. Wolf              48,750            2.52       11.469    August 20, 2008      85,907
                            33,000            1.70      15.5625    January 2, 2008      95,792

______________
(1) The exercise price for each grant is equal to 100% of the fair market value of Common Stock on the grant date. The stock options expire ten years after the grant date.

(2) The Black-Scholes option pricing model was used to estimate the grant date present value of the stock options set forth in this table. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing stock options. All stock option models, including the Black-Scholes model, require a prediction about the future movement of the market price of Common Stock. The following assumptions were made for purposes of calculating the Grant Date Present Value: For the stock options granted January 2, 1998, a stock option term of 10 years, volatility at 30%, dividend yield (for January 2, 1998, at 5.14%, for August 20, 1998, at 6.98%, and for October 21, 1998, at 5.9%), and interest rate for January 2, 1998, at 5.629%, for August 20, 1998, at 5.368%, and for October 21, 1998,
     at 4.349%. The real value of the stock options in this table depends upon the actual performance of Common Stock during the applicable period.

------------------------------------------------------------------------------------------------------------------------
                                      Aggregated Option Exercises in 1998
                                              and Year-End Values

                                                                      Number of Securities         Value of Unexercised
                                                                     Underlying Unexercised            In-the-Money
                                                                           Options at                   Options at
                                                                          Year-End (#)                 Year-End ($)
                          Shares Acquired on          Value               Exercisable/                 Exercisable/
         Name                Exercise (#)         Realized ($)           Unexercisable               Unexercisable(1)
----------------------   --------------------    --------------    -------------------------        -------------------
Milton H. Ward                  0                       0           1,147,921 / 1,141,667                 0 / 0
Gerald J. Malys                 0                       0               180,176 / 147,550                 0 / 0
Jeffrey G. Clevenger            0                       0               110,900 / 144,800                 0 / 0
Garold R. Spindler              0                       0                74,650 / 139,250                 0 / 0
Philip C. Wolf                  0                       0                129,256 / 94,450                 0 / 0

______________
(1) Amounts shown in this column represent the fair market value (average of the high and low) of the underlying Common Stock at year end minus the exercise price. The actual value, if any, realized upon exercise may vary depending upon the amount by which the market price of Common Stock exceeds the exercise price when the stock options are exercised.

--------------------------------------------------------------------------------

     Employment Contracts

     Cymax entered into an employment contract with Milton H. Ward effective January 1, 1996. The contract, which will expire on December 31, 2000, establishes a base salary and provides for a target cash bonus with actual payment determined by the Board. The bonus payment is subject to the limitation of the Annual Incentive Plan. The contract also provides that Mr. Ward is eligible to participate in employee benefit programs as well as supplemental retirement benefits and stock plans. Mr. Ward agreed to fulfill his assigned duties and to avoid activities adverse to Cymax's interests both during and after the contract term. Cymax has the right to terminate the employment contract upon 30 days' notice. If employment were terminated other than due to breach of covenant (or retirement or resignation in certain circumstances), Mr. Ward would be entitled to a lump sum payment equal to his salary and bonus for the remainder of the contract period plus the actuarial equivalent of supplemental retirement benefits and welfare benefits for retirees. If permitted by applicable laws and plan provisions, Mr. Ward could be entitled to receive the value of any previously awarded restricted shares and a five-year period to exercise previously granted stock options.

     In November 1993, Cymax entered into agreements with Gerald J. Malys, Jeffrey G. Clevenger, and Philip C. Wolf. Stock options were granted pursuant to the agreements, along with restricted stock which was fully vested in 1998. In October 1998, Cymax entered into a similar agreement with Garold R. Spindler. Pursuant to these agreements, in certain circumstances each Named Executive would be entitled to a lump sum termination payment equal to the accrued benefit under the retirement plans sponsored by the Company. Such benefits would be calculated as if the executive had continued employment with Cymax until the date he would first have been eligible to receive an immediately payable retirement benefit (but for no less than an 18 month period). The executive also could be eligible for retirement welfare benefits.

     Cymax also has change of control employment agreements with Milton H. Ward, Gerald J. Malys, Jeffrey G. Clevenger, Garold R. Spindler, and Philip C. Wolf. These employment agreements become effective upon a Change of Control (as defined therein). If the executive is terminated other than for Cause or if the executive terminates employment under circumstances which constitute Good Reason (as such terms are defined in the employment agreements) or for any reason during the 30-day period following the first anniversary of the Change of Control, the executive will become entitled to a specific severance payment equal to 3 times his yearly salary and bonus. The executives also will receive an additional payment to make them whole for any excise tax imposed by Section 4999 of the Internal Revenue Code.

     Gerald J. Malys, Jeffrey G. Clevenger, Garold R. Spindler and Philip C. Wolf are covered under the Company's Executive Officer Separation Policy. If any Named Executive's employment is terminated under circumstances described in the policy, he is entitled to separation benefits equal to one year of his base salary plus target annual bonus. He also would be eligible for a pro rata bonus for the year of termination at the discretion of the Compensation and Benefits Committee, for outplacement services, and for medical and life insurance benefits.

The policy also provides for non-duplication of benefits. Because of this, the Named Executives are not expected to receive medical and life insurance benefits under this policy.

--------------------------------------------------------------------------------

     Cumulative Shareholder Return

     The graph below shows a five-year comparison of cumulative total shareholder returns for Common Stock, the S&P 500 Index, and the Company's peer index. The returns of the companies in the peer index are weighted based on their stock market capitalization as of the beginning of the period. Cumulative total shareholder return (on an assumed initial investment of $100 as of December 31, 1993), as determined at the end of each year, reflects the change in stock price, assuming the reinvestment of dividends.

                              [GRAPH APPEARS HERE]

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

                   AMONG CYMAX, PEER INDEX AND S&P 500 INDEX


-----------------------------
         Peer Index
         ----------
Asarco Incorporated
Arch Coal, Inc.
Cleveland-Cliffs Inc.
Cominco Ltd.
Echo Bay Mines Ltd.
Freeport-McMoRan Copper &
 Gold Inc.
Inco Limited
Noranda Inc.
Phelps Dodge Corporation
-----------------------------

Measurement Period
(Fiscal Year Covered)      CYMAX        PEER INDEX       S&P 500 INDEX
----------------------   ---------     ------------     ---------------
Measurement Pt-
        1993               100            100               100
FYE     1994               112.1          110               101.3
FYE     1995               111.9          123.1             139.3
FYE     1996                96.3          126.6             171.5
FYE     1997                91.6          116.5             228.6
FYE     1998                51.3           83.1             261.5

--------------------------------------------------------------------------------
     Retirement Plans


     The Retirement Plan for Salaried Employees covers executives and most other salaried employees. The amount of annuity an employee will receive upon retirement on a single-life basis is determined under the formula set forth below. Upon retirement, a married employee receives a reduced annuity payment that continues after death to cover the surviving spouse, unless the employee and the spouse elect one of the alternate options of equivalent actuarial value.

     If an employee retires on the normal retirement date (generally, the later of age 65 or the 5th anniversary of the date participation commenced), the annual benefit payable from the retirement plan will be the sum of: (1) 1.7% of average annual earnings (base salary plus bonus) received by the employee for service during each year after 1998, plus (2) 1.7% of the employee's average annual earnings from 1994 through 1998 multiplied by the employee's number of pre-1999 years of service recognized by Cymax for retirement plan benefit accrual purposes, less (3) 1.1% of the Social Security offset multiplied by the total years of service as of December 31, 1998, and certain other offsets, not to exceed 35 years recognized for Cymax plan purposes.

     The estimated annual benefits payable upon retirement at normal retirement age are $232,568 for Milton H. Ward; $223,913 for Gerald J. Malys; $200,615 for Jeffrey G. Clevenger; $159,679 for Garold R. Spindler; and $218,262 for Philip
C. Wolf. These estimates are based on actual covered pay for 1994 through 1998 and 1998 base salary and bonus for years after 1998. The estimates do not reflect the impact of future salary increases.

     The 5-year period 1994 through 1998 currently used in the benefit formula described above may be rolled forward by the Board of Directors. The table below provides information on retirement benefits (subject to reduction by a percentage of Social Security benefits), assuming that the formula is applied to average annual remuneration during the five years prior to retirement:

--------------------------------------------------------------------------------
                              PENSION PLAN TABLE


    Assumed
    5-Year
    Average                               Years of Benefit Service
    Annual      -----------------------------------------------------------------------------
   Earnings      5 Years   10 Years  15 Years  20 Years    25 Years    30 Years    35 Years
-----------     ---------- --------  --------  ---------  ----------  ----------  -----------
$  375,000       $ 31,875  $ 63,750  $ 95,625   $127,500  $  159,375  $  191,250  $  223,125
   475,000         40,375    80,750   121,125    161,500     201,875     242,250     282,625
   575,000         48,875    97,750   146,625    195,500     244,375     293,250     342,125
   775,000         65,875   131,750   197,625    263,500     329,375     395,250     461,125
   975,000         82,875   165,750   248,625    331,500     414,375     497,250     580,125
 1,175,000         99,875   199,750   299,625    399,500     499,375     599,250     699,125
 1,675,000        142,375   284,750   427,125    569,500     711,875     854,250     996,625
 2,175,000        184,875   369,750   554,625    739,500     924,375   1,109,250   1,294,125
 2,675,000        227,375   454,750   682,125    909,500   1,136,875   1,364,250   1,591,625

     The amounts above are payable upon retirement between ages 62 and 65. For retirement prior to age 62, the annual annuity amounts are reduced as provided in the retirement plan. At year-end 1998, the Chief Executive Officer and the Named Executives had accumulated the years of benefit service stated (excluding additional years under the plan described in the following paragraph): Milton
H. Ward, 6 years; Gerald J. Malys, 13 years; Jeffrey G. Clevenger, 6 years; Garold R. Spindler, 4 years; and Philip C. Wolf, 18 years. The Internal Revenue Code limits the benefits payable from any funded retirement plan that qualifies for federal income tax exemption. The estimated annual benefits payable upon retirement, including amounts set forth in the table above, which exceed such limits are payable from an unfunded non-qualified retirement plan.

     For certain executives designated by the Compensation and Benefits Committee who continue to work until at least age 55, an additional retirement benefit will be paid under another unfunded non-qualified retirement plan. This benefit utilizes the benefit formula under the Retirement Plan for Salaried Employees, but calculates benefit service as being equal to the lesser of (1) the difference between 30 years and the years of benefit service projected to age 62, or if older, the years of actual benefit service and (2) the years of benefit service actually earned under the Retirement Plan for Salaried Employees. Benefits under this non-qualified plan are determined without regard to any Internal Revenue Code restrictions on benefits that can be paid from a tax-qualified plan. Applying the benefit service calculation above to Milton H. Ward as of the end of his employment contract at age 68, he would be credited with an additional 8 years of service at retirement. At normal retirement (age 65), 3 of the Named Executives would be credited with the following additional years:
Gerald J. Malys, 5 years; Jeffrey G. Clevenger, 8 years; and Garold R. Spindler, 13 years. Philip C. Wolf would be credited with no additional years at normal retirement. This plan provides for immediate vesting and distribution of accrued benefits in the event of a change of control, as defined in the plan.


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